12-6-2004 [redacted]

04016580

ES AND EXCHANGE COMMISSION
SHINGTON, D.C. 20549

VF12-304

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	ACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-51269

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading, Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED NOV 2 9 2004 WASH, D.C. 202 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

220 E. Central Parkway, Suite 2060

(No. and Street)

Altamonte Springs	FL	32701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan C. Hinz

(Area Code -- Telephone No.)
407-741-5300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)
KPMG LLP

100 North Tampa Street, Suite 1700	Tampa,	FL	33602
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED DEC 07 2004 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jonathan C. Hinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INTL Trading, Inc. as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Debra Denise Glenn
Commission # DD366781
Expires: NOV. 16, 2008
Bonded Thru Atlantic Bonding Co., Inc.

Name: Jonathan C. Hinz
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
INTL Trading, Inc.
(a wholly owned subsidiary of International
Assets Holding Corporation):

We have audited the accompanying statements of financial condition of INTL Trading, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company) as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the years then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) at September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 12, 2004
Tampa, Florida

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

INTL TRADING, INC.

(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Financial Condition

September 30, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	1,199,504	729,998
Cash and cash equivalents, deposited with clearing organization		13,245,107	4,643,397
Securities owned, at fair value		13,963,503	5,259,329
Investment in INTL Consilium Fund		3,020,805	—
Receivable from clearing organization, net		—	1,363,178
Receivable from affiliated company, net		5,771	147,493
Other receivables		164,438	282,342
Deposit with clearing organization		500,000	500,000
Software development costs, net		—	55,544
Deferred income tax assets		239,135	—
Prepaid expenses and other assets		39,653	72,658
Total assets	$	32,377,916	13,053,939
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	79,750	57,321
Foreign currency sold, not yet purchased		2,081,304	306,374
Securities sold, not yet purchased, at fair value		10,790,652	6,011,546
Payable to clearing organization, net		6,373,054	—
Accrued employee compensation		1,470,951	677,561
Accrued expenses		200,647	119,009
Subordinated loans from Parent		3,000,000	500,000
Income taxes payable to Parent		1,070,706	713,379
Deferred income tax liability, net		—	7,857
Other liabilities		29,580	35,700
Total liabilities		25,096,644	8,428,747
Commitments			
Stockholder's equity:			
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10	10
Additional paid-in-capital		5,379,671	5,379,671
Retained earnings (deficit)		1,901,591	(754,489)
Total stockholder's equity		7,281,272	4,625,192
Total liabilities and stockholder's equity	$	32,377,916	13,053,939

See accompanying notes to financial statements.

INTL TRADING, INC.

(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Operations

Years ended September 30, 2004 and 2003

		2004	2003
Revenues:			
Net dealer inventory and investment gains	$	18,525,800	8,599,038
Commissions, net		853,507	355,763
Interest income		145,799	41,971
Dividend expense, net		(400,091)	(22,115)
Other		31	100,106
Total revenues		19,125,046	9,074,763
Interest expense		218,475	53,226
Net revenues		18,906,571	9,021,537
Non-interest expenses:			
Compensation and benefits		5,947,048	3,256,011
Clearing and related expenses		5,762,248	2,400,554
Occupancy and equipment rental		461,976	398,548
Amortization of software development costs		55,544	227,174
Professional fees		24,021	163,935
Business development		248,635	211,822
Other expenses		289,875	322,431
Total non-interest expenses		12,789,347	6,980,475
Income before income tax expense		6,117,224	2,041,062
Income tax expense		2,511,144	716,501
Net income	$	3,606,080	1,324,561

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2004 and 2003

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balances at September 30, 2002	$	10	5,379,671	(2,079,050)	3,300,631
Net income		—	—	1,324,561	1,324,561
Balances at September 30, 2003		10	5,379,671	(754,489)	4,625,192
Dividend paid to Parent		—	—	(950,000)	(950,000)
Net income		—	—	3,606,080	3,606,080
Balances at September 30, 2004	$	10	5,379,671	1,901,591	7,281,272

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)
Statements of Changes in Subordinated Borrowings
Years ended September 30, 2004 and 2003

Subordinated borrowings at October 1, 2002	$ —
Subordinated loan from Parent	500,000
Subordinated borrowings at September 30, 2003	500,000
Subordinated loan from Parent	2,500,000
Subordinated borrowings at September 30, 2004	$ 3,000,000

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Cash Flows

Years ended September 30, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	3,606,080	1,324,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of software development costs		55,544	227,174
Unrealized investment gain from INTL Consilium Fund		(20,805)	—
Deferred income taxes, net		(246,992)	7,857
Loss on dispositions of software development costs			—
Cash provided by (used in) changes in:			
Securities owned, at fair value		(8,704,174)	450,815
Receivable from affiliated company, net		141,722	(108,239)
Other receivables		117,904	(82,342)
Prepaid expenses and other assets		33,005	12,805
Deposit with clearing organization		—	(500,000)
Accounts payable		22,429	1,248
Foreign currency sold, not yet purchased		1,774,930	290,601
Securities sold, not yet purchased, at market value		4,779,106	214,726
Receivable from and payable to clearing organization, net		7,736,232	(2,387,906)
Accrued employee compensation		793,390	437,489
Income taxes payable to Parent		357,327	713,379
Accrued expenses		81,638	48,891
Other liabilities		(6,120)	(6,120)
Net cash provided by operating activities		10,521,216	644,939
Cash flows from investing activities:			
Investment in INTL Consilium Fund		(3,000,000)	—
Net cash used in investing activities		(3,000,000)	—
Cash flows from financing activities:			
Subordinated loans from Parent		2,500,000	500,000
Dividend to Parent		(950,000)	—
Net cash provided by financing activities		1,550,000	500,000
Net increase in cash		9,071,216	1,144,939
Cash and cash equivalents at beginning of year		5,373,395	4,228,456
Cash and cash equivalents at end of year	$	14,444,611	5,373,395
Supplemental disclosures of cash flow information:			
Cash paid for interest	$	218,475	53,226
Income taxes paid	$	1,687,430	—

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Organization*

INTL Trading, Inc. (the Company or INTL) is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of International Assets Holding Corporation (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depositary Receipts (ADR's). In January 2003 the Company began trading international bonds and fixed income securities.

(b) *Regulation*

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears its securities transactions through Pershing LLC on a fully disclosed basis.

(c) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

(e) *Foreign Currency*

The value of a foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business for foreign currency held by the Company as of September 30, 2004. For foreign currency transactions completed during the fiscal year, the foreign exchange rate in effect at the time of the transaction is utilized.

(f) *Financial Instruments*

As of September 30, 2004 and 2003, the carrying value of the Company's financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable, accrued expenses and subordinated loan from Parent approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying

(Continued)

value of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair value at September 30, 2004 and 2003 as they are based on quoted market prices.

(g) Valuation of Securities

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its national currency on the exchange on which it is traded, which value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

The investment in the INTL Consilium Fund was recorded at cost and is marked to market based on the income or loss recorded in the Consilium Fund. The increase or decrease in asset valuation is included as net dealer inventory and investment gains in the statements of operations.

(h) Software Development Costs

Software development costs for internally developed software are capitalized, in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1: *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and when management authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the intended function. Costs of software that have reached that stage of functionality are amortized using the straight-line method over the estimated period of benefit to be received from these costs, which ranges from two to three years.

The Company assesses the recoverability of its capitalized software development costs on an ongoing basis in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted SFAS No. 144 on October 1, 2002. The adoption of SFAS No. 144 did not have a material effect on the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated or amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(Continued)

(i) Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Revenues were also derived from commissions earned on the sale of securities. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income and expense is recorded on the accrual basis and dividend income and expense is recognized on the ex-dividend date.

Included in other receivables and other revenue is $100,000 as of September 30, 2003, related to the settlement of legal matters. The $100,000 as of September 30, 2003 was collected in October 2003.

(j) Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. Income tax expense is allocated to each entity of the consolidated group based on each entity's taxable income or loss as if filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

(k) Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

(2) Commission Revenue

Commission revenues of $853,507 and $355,763 reported for the year ended September 30, 2004 and 2003, respectively, were primarily related to introducing broker fees that the Company received in connection with its wholesale debt trading activities.

(Continued)

		2004	2003
Wholesale commission revenue	$	1,566,851	703,725
Amounts paid to wholesale partners		(713,344)	(348,900)
Net wholesale commission revenue		853,507	354,825
Other commssions		—	938
Total commission revenue, net	$	853,507	355,763

(3) Software Development Costs

Software development costs that have been capitalized are amortized over a period of two to three years. These development efforts are for internally used software systems for the Company's Internet based trading systems including the proprietary foreign quote system functionality.

		2004	2003
Balance at beginnng of year, net	$	55,544	282,718
Amortization expense		(55,544)	(227,174)
Balance at end of year, net	$	—	55,544

(4) Capital Requirements

As of September 30, 2004, the Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At September 30, 2004, the Company had excess net capital of $2,596,370, a ratio of aggregate indebtedness to net capital of 1.44 to 1 and the percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) of 29%.

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

(5) Income Taxes

Income tax expense of $2,511,144 and $716,501 for the years ended September 30, 2004 and 2003, respectively, represent Federal and state income taxes which impact the amounts which would have been payable by the Parent's consolidated group resulting from income generated by the Company.

(Continued)

Income tax expense for the years ended September 30, 2004 and 2003 consists of:

	Current	Deferred	Total
2004:			
Federal	$ 2,067,312	(185,096)	1,882,216
State	690,824	(61,896)	628,928
	$ 2,758,136	(246,992)	2,511,144
2003:			
Federal	$ 695,906	(84,129)	611,777
State	119,125	(14,401)	104,724
	$ 815,031	(98,530)	716,501

Total income tax expense for the years ended September 30, 2004 and 2003 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income tax benefit as a result of the following:

	2004		2003	
	Amount	% of pretax income	Amount	% of pretax income
Computed "expected" tax expense	$ 2,079,856	34.0%	$ 693,961	34.0%
(Decrease) increase in income tax expense resulting from:				
State income taxes, net of Federal income tax benefit	415,092	6.8%	74,091	3.6%
Meals and entertainment expenses not deductible for tax purposes	15,658	0.3%	12,982	0.7%
Decrease in deferred tax asset valuation allowance	—	0.0%	(59,798)	(2.9%)
Other, net	538	0.0%	(4,735)	(0.2%)
	$ 2,511,144	41.1%	$ 716,501	35.2%

Deferred income taxes as of September 30, 2004 and 2003 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below as of September 30, 2004 and 2003:

(Continued)

	2004	2003
Gross deferred tax liabilities:		
Software development costs	$ —	(20,901)
Total gross deferred tax liabilities	—	(20,901)
Gross deferred tax assets:		
Securities inventory allowance	34,050	13,044
Compensation bonus accrual	205,085	—
Total gross deferred tax assets	239,135	13,044
Net deferred income tax asset (liability)	$ 239,135	(7,857)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of September 30, 2004, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(6) Related Party Transactions

Costs related to personnel of $5,947,048 and $3,256,011 for the years ended September 30, 2004 and 2003, respectively, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Company's Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. Allocated costs related to lease for these physical assets of $71,794 and $0 for the years ended September 30, 2004 and 2003, respectively, was charged by the affiliated company.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

(7) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2004 and 2003 consist of trading and investment securities at fair value as follows:

		Owned	Sold, not yet purchased
September 30, 2004:			
Common stocks and American depository receipts	$	1,546,117	1,401,367
Foreign ordinary stocks, paired with its respective American depository receipt		8,851,358	8,935,260
Corporate and municipal bonds		2,016,122	—
Foreign government obligations		1,529,410	454,025
Obligations of U.S. Government		17,194	—
Other investments		3,302	
	$	13,963,503	10,790,652
September 30, 2003:			
Common stocks and American depository receipts	$	1,395,065	2,223,180
Foreign ordinary stocks, paired with its respective American depository receipt		2,615,667	2,687,873
Corporate and municipal bonds		1,188,169	813,975
Foreign government obligations		57,128	276,266
Other investments		3,300	10,252
	$	5,259,329	6,011,546

(8) Investment in INTL Consilium Fund

Investment in INTL Consilium Emerging Market Absolute Return Fund (INTL Consilium Fund) consists of a $3,020,805 investment in a hedge fund managed by INTL Consilium, LLC (a related party). The fund primarily invests in emerging market debt securities. The parent of the Company owns 50.1% of INTL Consilium, LLC through a joint venture agreement. The Company invested $3,000,000 in July 2004 and the investment has been marked-to-market to the net asset valuation provided by the funds recordkeeping administrator as of September 30, 2004. Investment withdrawals require ninety days' written notice to the manager of the fund as well as additional limitations of the amount of withdrawal. The manager may waive the withdraw limitations in its sole discretion.

(9) Dividend Expense, Net

		Year ended September 30, 2004	Year ended September 30, 2003
Dividend expense, net, was comprised of the following:			
Dividend income	$	198,352	84,172
Dividend expense		(598,443)	(106,287)
Dividend expense, net	$	(400,091)	(22,115)

(Continued)

(10) Receivable From and Payable to Clearing Organization, Net

Amounts receivable from and payable to clearing organization, net consisted of the following:

		Receivable, net	Payable, net
September 30, 2004:			
Open transactions, net	$	—	(6,314,652)
Clearing fees and related charges		—	(58,402)
	$	—	(6,373,054)
September 30, 2003:			
Open transactions, net	$	1,382,915	—
Clearing fees and related charges		(19,737)	—
	$	1,363,178	—

(11) Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker–dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2004 at fair values of the related securities (totaling $10,790,652) and additional losses will incur if the fair value of the securities increases subsequent to September 30, 2004.

(12) Leases

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and service obligations. Rent expense associated with operating leases amounted to $249,200 and $239,000 for the years ended September 30, 2004 and 2003, respectively. Future minimum lease payments under noncancelable operating leases as of September 30, 2004 are as follows:

Year ending September 30,		
2005	$	250,400
2006		58,900
2007		1,300
Total future minimum lease payments	$	310,600

(13) Subordinated Loans from Parent

On January 31, 2003, the Company obtained a $500,000 subordinated loan from its Parent. This loan has a scheduled maturity date of February 28, 2005 and an interest rate of 3%. On May 10, 2004, the Company obtained a $2,500,000 additional subordinated loan from its Parent. This loan has a scheduled maturity date of June 5, 2005 and an interest rate of 3%. Interest expense related to the subordinated loans from Parent were $44,435 and $10,000 for the years ended September 30, 2004 and 2003, respectively.

(Continued)

(14) Employee Benefit Plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA (SIMPLE IRA) in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $9,000 ($10,500 if over age 50) for 2004. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $9,000 for 2004 ($10,500 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the years ended September 30, 2004 and 2003, the employer match was $112,118 and $64,845, respectively.

Schedule 1

INTL TRADING, INC.

(A wholly-owned subsidiary of International Assets Holding Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

September 30, 2004

Net capital				
Stockholder's equity			$	7,281,272
Add:				
Liabilities subordinated to claims of general creditors allowable in computation of net capital				3,000,000
Total capital and allowable subordinated liabilities				10,281,272
Less:				
Nonallowable assets:				
Investments not readily marketable	$	3,024,105		
Receivable from affiliated company		155,331		
Other receivables		164,438		
Deferred income tax asset		239,135		
Prepaid expenses and other assets		39,653		
				(3,622,662)
Net capital before haircuts				6,658,610
Haircuts on securities positions:				
Debt securities		(1,662,561)		
Other securities		(1,329,064)		
Undue concentration		(10,865)		
Other- Money Market		(78,750)		
				(3,081,240)
Net capital			$	3,577,370
Minimum net capital required of reporting broker–dealer			$	981,000
Excess net capital			$	2,596,370

Computation of Aggregate Indebtedness

Aggregate indebtedness as of September 30, 2004 consists of the following:		
Accounts payable	$	79,750
Foreign currency sold, not yet purchased		2,081,304
Payable to clearing organization, net		58,402
Due to affiliated company		149,560
Accrued employee compensation		1,470,951
Income taxes payable to Parent		1,070,706
Accrued expenses		200,647
Other liabilities		29,580
	$	5,140,900

The ratio of aggregate indebtedness to net capital as of September 30, 2004 was 1.44 to 1.

The percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) as of September 30, 2004 was 29%.

There were no material differences between the audited net capital computation and the Company's unaudited computation, as reported in the Company's Part IIA of the FOCUS Report.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Supplementary Report of Independent Registered Public Accounting Firm

Board of Directors
INTL Trading, Inc.
(a wholly owned subsidiary of International Assets Holding Corporation):

In planning and performing our audit of the financial statements and supplemental schedule of INTL Trading, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Auditing Standards Board of the American Institute of Certified Public Accountants (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 12, 2004
Tampa, Florida